Exhibit 16.1

303 East Wacker Drive	Telephone 312.665.1000
Chicago, IL 60601	Fax 312.665.6000

July 6, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for NeoPharm, Inc. (“the Company”) and, under the date of March 16, 2007, we reported on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2006 and 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006. On July 5, 2007, we were dismissed. We have read the Company’s statements included under Item 4.01(a) of its Form 8-K dated July 6, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the Company’s audit committee.